UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-36714

CUSIP NUMBER 47010C 409

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Jaguar Health, Inc.
Full Name of Registrant

Former Name if Applicable

201 Mission Street, Suite 2375
Address of Principal Executive Office (Street and Number)

San Francisco, California, 94105
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Despite diligent efforts, the Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”) by the prescribed due date as a result of unexpected delays in the completion of its financial statements and related portions of the Form 10-K.  The delay is primarily due to the impact of shelter at home on work efficiency and the Registrant’s need for additional time to prepare and review certain information and complete its review of its financial statements and other disclosures in the Form 10-K, including without limitation regarding assessing the impact of the recent coronavirus outbreak and declared national emergency, and related state actions, on the financial statements and other disclosures in the Form 10-K in light of, among other things, recent statements from the Securities and Exchange Commission and the Public Company Accounting Oversight Board. Such delays could not be eliminated without unreasonable effort and expense. The Registrant anticipates that it will file its Form 10-K for the fiscal year ended December 31, 2019 within the fifteen calendar day extension period provided by Rule 12b-25.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Carol Lizak	408	821-0691
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*   *   *

Cautionary Note Regarding Forward-Looking Statements:

This notification on Form 12b-25 contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include words such as “anticipates,” “expects,” “believes,” “intends” or words of similar meaning or the negatives thereof.  These forward-looking statements include, but are not necessarily limited to, statements about the Registrant’s results of operations to be reported in its annual report on Form 10-K and the Registrant’s ability to file its annual report on Form 10-K within the period prescribed under Rule 12b-25.

The forward-looking statements contained herein are subject to risks and uncertainties, many of which are beyond our control, including the possibility that we may discover previously unknown issues relating to our financial statements or internal control over financial reporting and such issues may result in additional changes in the results of operation that we presently expect to report, possible further delays in finalizing our annual report on Form 10-K, including delays that extend beyond the 15-day period during which late filings are permitted, as well as other risks and uncertainties described in the reports that we file with the Securities and Exchange Commission.  Any such result may cause volatility in our stock price, a loss of confidence in our management team and other potential negative effects on the Registrant.  If one of these risks or uncertainties occurs, actual results or outcomes may vary materially from those described in the forward-looking statements as expected, anticipated, believed, estimated, intended, planned or otherwise.  Forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

JAGUAR HEALTH, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2020	By	/s/ Carol Lizk
Carol Lizak
Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).